Exhibit 23.2

Dr. Roger Steininger
Chief Consulting Geologist

Consent of Expert

To:

Gryphon Gold Corporation

United States Securities and Exchange Commission

I, Roger Steininger, do hereby consent to the filing of the written disclosure of the technical report titled the Technical Report on the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA (the "Technical Report") dated April 28, 2008 and any extracts from or a summary of the Technical Report in the Quarterly Report for Gryphon Gold Corporation on Form 10Q for the quarter ended June 30, 2009 ("Quarterly Report"), and to the filing of the Technical Report with the United States Securities and Exchange Commission.

I also consent to the use of my name in the Quarterly Report.

Dated this 12th of August, 2009.

/s/ Roger Steininger
Dr. Roger Steininger, Ph.D., CPG